Exhibit 99.1

Immuron CEO, Steven Lydeamore to present at AusBioInvest

Melbourne, Australia, October 30, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting at AusBioInvest 2023 on Monday, October 30th in the 9.40am – 10.35am session (AEST) at the Park Hyatt, Melbourne, Australia.

A copy of the presentation being made at AusBioInvest 2023 is included below.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting traveller’s diarrhoea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletised preparation of hyperimmune bovine antibodies and other factors, which when taken with meals bind to diarrhoea-causing bacteria and prevent colonisation and the pathology associated with traveller’s diarrhoea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveller’s Diarrhoea, reduce the risk of minor gastrointestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveller’s Diarrhoea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveller’s Diarrhoea

Traveller’s Diarrhoea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with Traveller’s Diarrhoea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

1 1 AUSBIOINVEST PRESENTATION 30 OCTOBER, 2023 S teve n Lyde a m ore - C EO NASDAQ: IMRN ASX: IMC

2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “ anticipates,” “expects,” “intends,” “plans,” “believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by l aw or by any appropriate regulatory authority. FY 2024 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

3 REVENUE GENERATING WITH STRONG PIPELINE Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Financial Snapshot 227,798,346 Shares on Issue 14,568,559 Total Options IMC: A$0.075 Last Traded Price IMC: A$0.105 / 0.067 IMRN: $3.21 / 1.39 52 week High/Low IMC: A$17.08m Market Cap A$17.2m Cash & Cash Equivalents (30 June 2023) Major Shareholders % of CSO Units Holder 34.6% 78,704,665 BNY Mellon Asset Management 3.0% 6,904,554 Management & Board 2.6% 6,000,000 Authentics Australia Pty. Ltd. 1.7% 3,846,712 Grandlodge

TECHNOLOGY PLATFORM FOR GUT MEDIATED DISEASES Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens. * Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. STEP 1 Development of Highly Specific Vaccines STEP 2 Isolation of Hyperimmune antibody - rich bovine colostrum STEP 3 Oral Antimicrobial therapeutics without drawbacks of antibiotics FINAL PRODUCT Toxin Neutralization + Clearance of targeted gut pathogens x Reduce occurrence and reduce/relieve diarrhoea x Reduce/relieve abdominal cramping x Reduce/relieve gastrointestinal pain x Assists repair of gastrointestinal/gut wall lining x Enhance/promote immune defence x Enhance/promote health liver function Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA) 4 * Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1 - 11, https://doi.org/10.1016/j.nfs.2021.10.001

STRONG PIPELINE WITH NEAR TERM MILESTONES 5 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Market Phase III Phase II Phase I Partner Compound or brand name ersity ices Univ med Serv Unifor Travelan® ical Naval Med CampETEC Research Command Immuron’s Clinical Programs Our Partners’ Clinical Programs Further information on the clinical programs can be found on slide 8

6 STRONG SALES GROWTH IN ATTRACTIVE MARKET Industry tailwinds Travel picking up significantly following COVID lockdowns Frequent 30% - 70% of travelers experience TD 4 $83m Based on US annual travel numbers and a penetration rate of 15%, the market potential is estimated at $83m 5 $50m Based on EU travel numbers and a penetration rate of 15%, the market potential is estimated at $50m 5 Traveller’s Diarrhoea (TD) Market is large and growing ~7% 3 CAGR 1. https://www.abs.gov.au/statistics/industry/tourism - and - transport/overseas - arrivals - and - departures - australia/latest - release 2. https://www.trade.gov/sites/default/files/2023 - 09/US - Outbound - to - World - Regions.xlsx 3. Research Reports World, 28 May 2021: Global Traveler’s Diarrhea Therapeutics Industry Research Report, Growth Trends and Competitive Analysis 2021 - 2027 4. Centers for Disease Control and Prevention Yellow Book 5. IMC Company Report - Travelan Market Analysis 2019 Chief Commercial Officer has 20+ year’s experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G Net Sales FY23: A$1.16 million 1QFY24: A$1.35 million 229% higher than pre - pandemic period 1QFY20 Net Sales FY23: A$0.64 million 1QFY24: A$0.21 million 9% lower than pre - pandemic period 1QFY20 Australia 12 months to July 2023 short term resident returns 77% of those in 2019 1 USA Total departures June 2023 99.4% of June 2019 2

7 VALUABLE SALES POTENTIAL FOR PIPELINE PRODUCTS › Immuron’s development of IMM - 124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need › Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea. › If base case efficacy targets are reached, IMM - 124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa). › Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM - 124E is projected at US$102M . › Reaching higher efficacy goals could broaden use. L u C m o a r n p i o t y r a * t e Opp or t un i t y Assessment for IMM - 124E › Infectious disease experts reacted favorably to the IMM - 529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B › Non - microbiome approaches (such as IMM - 529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action › Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM - 529 is conservatively projected at US$93M for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage) › Positioning IMM - 529 earlier than second recurrence and/or efficacy targets could lead to higher uptake. L u m C o a n r p i t o y r a O t p e p or t un i t y Assessment for IMM - 529 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E - Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our - story/ Clostridioides difficile infections (CDI) to grow to almost $1.7 billion by 2026, according to GlobalData

8 NEAR TERM MILESTONES ANTICIPATED TO DRIVE VALUE • Topline results for IMM - 124E ETEC 2 clinical trial • Clinical Study Report • 100% of patients enrolled • Completion of In - patient phase ETEC 2 CHIM 3 clinical trial • IRB Approval 4 • Initiated IMM - 124E ETEC 2 CHIM 3 clinical trial • FDA IND 1 approved for single daily dose IMM - 124E ETEC 2 CHIM 3 clinical trial Travelan® • Initiate NMRC 5 CampETEC Campylobacter CHIM 3 clinical trial • Completion of In - patient phase CampETEC Campylobacter CHIM 3 clinical trial • Institutional Review Board approval of NMRC 5 CampETEC Campylobacter CHIM 3 clinical trial protocol • FDA approval of IND amendment for change to protocol • Toxicology Study Report • FDA IND 1 approved (Clinical Hold released) • Submitted Response Letter to FDA Clinical Hold • Immuron sponsored Toxicology study - completed CampETEC • IMM - 529 (CDI) 7 Pre - IND 1 submission • IMM - 529 cGMP manufacture • 600 mg solid dose active formulation development IMM - 529 • Completion of enrollment • Completion of in - patient phase • ~50% of 868 participants recruited • USU 6 P2TD IMM - 124E field clinical trial recruitment commencement Travelan® 2H 2022 1H 2023 2H 2023 1H 2024 Completed ; 1. Investigational New Drug; 2. Enterotoxigenic E.coli ; 3. controlled human infection model; 4. Institutional Review Board; 5. Naval Medical Research Command; 6. Uniformed Health Services University of the Health Sciences; 7. Clostridioides Difficile

9 EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +613 8892 4854 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION:

1 0 10 SCIENTIFIC REFERENCES Travelan® (IMM - 124E) Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Military Health System Research Symposium 14 - 17 Aug 2023_Abstract 1 Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers’ Diarrhea in Active Duty Military Service Assigned Abroad. Immuron Limited, 29 April, 2011 Travelan as a broad Spectrum anti - bacterial US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella Islam et al., 2020. Submitted to mSphere, American Society for Microbiology Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Bioactive Immune Components of Travelan® Rachele Gore, Mitra Mohsenipour, Jennifer L Wood, Gayathri K Balasuriya, Elisa L Hill - Yardin, Ashley E Franks Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis IMM - 529 Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative